FRANKFURT: AORLB8; OTCBB: ADENF

ADIRA ENERGY AWARDED SIGNIFICANT INTEREST IN NEW PETROLEUM LICENSE OFFSHORE ISRAEL

Toronto, Ontario, June 17, 2010 / CNW ADIRA ENERGY LTD. (OTCBB: ADENF; FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira Energy” or the “Company”) is pleased to announce that the Israeli Petroleum Commissioner’s office has notified the Company that, during the most recent sitting of the Israeli Petroleum Board, a consortium led by Adira Energy was awarded a petroleum license offshore Israel (the “Samuel License”).

Adira Energy holds a combined minimum interest of 38.25% in the Samuel License held through subsidiaries Adira Oil Technologies Ltd. (100%) and Adira GeoGlobal Ltd (60%).

The other consortium members are comprised of GeoGlobal Resources (India) Inc., Brownstone Ventures Inc., and Pinetree Capital Ltd.

A gross overriding royalty in an amount equal to 3% shall be granted to and registered in the name of Adira GeoGlobal Ltd.

Adira GeoGlobal Ltd. and GeoGlobal Resources (India) Inc have been designated as joint Operators of the Samuel License. Adira GeoGlobal Ltd. shall be paid an aggregate operating fee equal to 7.5% of the cumulative direct costs incurred in connection with operating the Samuel License.

About the Samuel License

The Samuel License area is located adjacent to the coast of Israel and runs between Ashkelon and Bat Yam. The Samuel License is contiguous and south east of the Company’s Gabriella License. The license area is in shallow water with many of the key targets in less than 100 meters of water. Shallow water drilling significantly decreases drilling costs and operating risks and allows the Company to make use of jack up rigs. The prospects are located along the existing Mari B pipeline and close to shore providing a significant cost and time savings in the full development of this prospect. The Samuel License has been granted for an initial period of three years.

Jean Paul Roy, CEO and President of GeoGlobal Resources group and a joint executive of Adira GeoGlobal Ltd stated: “GGR is excited to work with Adira Energy as joint Operators on the Samuel License. We have found unbreached paleo structures within the Laventine Basin. Direct Hydrocarbon Indicators on numerous 2D seismic lines suggest the 3D program will define the limits of resource within a high data quality region of the basin. This near shore license has several high valued prospects structurally folded beneath it.” Mr. Roy and his technical team have engaged primarily in the pursuit of petroleum and natural gas through exploration and development in India (both on and off shore blocks). Mr. Roy has in excess of 28 years of geological and geophysical experience in basins worldwide as he has worked on projects throughout India, North and South America, Europe, the Middle East, the former Soviet Union and South East Asia.

Adira Energy Ltd. 30 St. Clair Avenue West, Suite 901, Toronto, Ontario., M4V 3A1, Canada, Tel: +1.416.250.1955, Fax: +1.416.250.6330

Adira Energy’s Chief Executive Officer, Ilan Diamond stated: “We are delighted that the Petroleum Board has decided that Adira Energy Ltd., together with its partners, GeoGlobal; Pinetree Capital and Brownstone Ventures, have qualified financially and technically to develop this very prospective offshore block despite the competition and strict qualification criterion in place. Since Adira’s inception, we have been at the forefront of the burgeoning Oil & Gas sector in Israel. We look forward to commencing our 3D acquisition program later this year and if warranted, drilling our first offshore exploration well during 2011.”

About Adira Energy Ltd.

Adira Energy Ltd. explores for oil and gas in and offshore Israel. It has four petroleum exploration licenses; Eitan, Gabriella, Yitzhak and Samuel. These licenses are located respectively on-shore in the Hula Valley of Northern Israel, 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the shore between Ashkelon and Bat Yam. The company also has a 70% participation right in the Notera license in the Hula Valley.

For more information contact:

Canada
Alan Friedman
Executive Vice President, Corporate Development
contact@adiraenergy.com
+1 416 250 1955

Israel
Ilan Diamond
Chief Executive Officer
ilan@adiraenergy.com

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.

Adira Energy Ltd. 30 St. Clair Avenue West, Suite 901, Toronto, Ontario., M4V 3A1, Canada, Tel: +1.416.250.1955, Fax: +1.416.250.6330